Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACT:	Roger Bosma	Donald Hinkel
	President & CEO	President & CEO

	Lakeland Bancorp, Inc.	Newton Financial Corp
	973-697-2000	973-300-3101

Lakeland Bancorp, Inc. and Newton Financial Corp.

Obtain Regulatory Approvals

to Merge and Set Closing Date

May 13, 2004

Oak Ridge, NJ - Lakeland Bancorp, Inc. (Nasdaq: LBAI) (“Lakeland”) and Newton Financial Corp. (OTCBB: NWFC) (“Newton”), the holding company for Newton Trust Company, announced today that they have received all regulatory approvals required to consummate the merger of Newton into Lakeland. The parties also announced that the New Jersey Superior Court has ruled in their favor, confirming that Newton’s currently outstanding shares are validly issued and outstanding.

The parties anticipate that the merger will close on July 1, 2004, assuming that no appeal is taken from the Court’s ruling. In the merger, each share of Newton common stock outstanding will be converted into $72.08 in cash or 4.5 shares of Lakeland common stock. The amount of cash and stock to be received by each Newton shareholder will be determined by the election and allocation procedures set forth in the Merger Agreement and the proxy statement/prospectus previously circulated to Newton’s shareholders. The deadline for stockholders to make their elections is the close of business the third business day prior to the closing.

About Lakeland Bancorp

Lakeland Bancorp, the holding company for Lakeland Bank, has a current asset base of $1.6 billion and thirty-eight (38) offices spanning five northern New Jersey counties: Bergen, Essex, Morris, Passaic, and Sussex. Lakeland Bank, headquartered at 250 Oak Ridge Road, Oak Ridge, offers an extensive array of consumer and commercial products and services, including online banking, localized commercial lending teams, equipment leasing, and 24-hour or less turnaround time on consumer loan applications.

For more information about Lakeland Bank’s full line of products and services, please call (973) 697-2000 or visit www.lakelandbank.com.

About Newton Financial Corp. Newton Financial Corporation is the holding company for Newton Trust Company, a full service commercial bank providing a wide range of business and consumer financial services primarily in Sussex and Warren Counties, New Jersey. Newton Trust Company operates through its main office located in Newton, New Jersey, and nine branch offices. Newton Trust Company conducts a traditional commercial banking business and offers consumer and commercial services structured in a manner designed to attract the business of small and medium-sized businesses, the owners and managers of these entities, professionals and middle managers of locally-based corporations, and individuals residing, working and shopping in the Sussex and Warren Counties, New Jersey trade area.

Lakeland Bancorp has filed a Registration Statement on SEC Form S-4 in connection with its pending merger with Newton Financial Corporation and has mailed a Proxy Statement/Prospectus to its shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, NEWTON, THE MERGER AND RELATED MATTERS. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/ Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from commercial document- retrieval services and at the web site maintained by the Commission at http//www.sec.gov. This press release does not constitute an offer of any securities for sale.

The information disclosed in this press release includes forward-looking statements with respect to the timing of the proposed merger that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that these forward-looking statements are subject to risks and uncertainties, principally relating to the possibility that other conditions of closing may not be satisfied. While the parties do not anticipate that such conditions could impact the timing of the closing, investors are reminded that actual results could differ materially from such forward-looking statements.